Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

November 30, 2007

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the Interim Report for the First Half of the 140th Fiscal Year dated November 30, 2007 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3541, fax: +81-3-5166-6215, e-mail: kahori.asaoka@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Kahori Asaoka (Ms.)
Manager
Corporate Legal & General Affairs Department
Sumitomo Corporation

Enclosure

12/5

INTERIM REPORT FOR THE FIRST HALF OF THE 140th FISCAL YEAR

April 1, 2007, through September 30, 2007

SUMITOMO CORPORATION

To All Shareholders

We sincerely thank you for the exceptional support you have always given to us.

We have just conducted an interim closing of accounts for the first half of the 140th Fiscal Year (April 1, 2007 through September 30, 2007), and we would like to report on the general condition of operations for such period.

November 2007
Susumu Kato
President and CEO

TABLE OF CONTENTS

General Condition of the Business

1. Review of Business Operations for the First Half of the 140th Fiscal Year

• Economic Environment

During the first half of this fiscal year, (April 1 to September 30, 2007), international financial markets experienced some turbulence triggered by the United States subprime lending crisis, but the global economy as a whole continued high growth, particularly among the emerging market countries. In international commodity markets, prices of crude oil, nonferrous metals, grains and other goods remained at high levels, reflecting the effects of strong demand, geopolitical risks, and unseasonable weather as well. In Japan, the growth rate turned negative at one point, but the hot weather this summer led to increased consumer spending and progress was made in trimming inventories, particularly among manufacturers of electronic parts and related products. In addition, exports continued to increase, particularly to China and other East Asian markets. As a result, the gradual expansion of the economy has continued.

• Overview and Progress of the Medium-Term Management Plan, "GG Plan"

In April this year, Sumitomo Corporation launched its new medium-term (two-year) management plan, the "GG Plan."[1] Our basic policy under this plan is to pursue further improvement of quality heading for a new stage of growth, and we have adopted two qualitative goals: (1) to establish a truly solid earnings base through the rigorous strengthening and expansion of our core businesses and (2) to improve management quality in pursuit of sustained growth. In addition, we have set the quantitative targets of achieving a risk-adjusted return ratio[2] of 15% or more and a consolidated net income of ¥235 billion in both fiscal year 2007 and fiscal year 2008, for a two year total of ¥470 billion. We will aim to achieve these objectives through the improvement of quality in four areas: earnings base, operations, group management and human resources and workstyles. In concrete terms, we have been taking measures including the building of thick pillars of earnings through even more rigorous selection and concentration of operations, the improvement of asset efficiency and the further promotion of internal controls. Also, we have newly set up the Value Integration Committee with the objective of supporting selected projects, such as ones of high company-wide strategic significance and ones related to new technologies. In this way, we are working to create and foster new businesses which serve as pillars of earnings in the future. Furthermore, we will be working to strengthen our earning power even more on a global basis through the multifaceted development of ties with leading local enterprises and expansion of businesses originating locally.

• Actions Taken to Implement the GG Plan

In April this year, we reorganized our Business Units, reducing the number from nine to eight, with the aim of steadily reaching our goals under the GG Plan and implementing dynamic growth strategies over a long term. We also pursued strategic joint businesses in leasing and auto leasing with the Sumitomo Mitsui Financial Group, Inc. Effective October 1 this year, we have implemented mergers between SMBC Leasing Company Limited and Sumisho Lease Co., Ltd., and between Sumisho Auto Leasing Corporation and SMBC Auto Leasing Company, Limited, forming Sumitomo Mitsui Finance and Leasing Company, Limited and Sumitomo Mitsui Auto Service Company, Limited, respectively. The leasing and auto leasing industries are becoming increasingly competitive, and by bringing together and fusing the two groups' know-how, we will accurately respond to customer needs and build a business framework capable of providing diverse services.

The Business Units focused on the activities described below:

(1) Metal Products Business Unit

Domestically, we integrated our stainless steel sheet distribution and coil center businesses with those of Nippon Steel & Sumikin Stainless Steel Corporation, Nippon Steel Trading Co., Ltd. and Nippon Stainless

---

[1] The "GG" of GG Plan refers to our aim to become a "great and growing" company, achieving both sustained growth and excellence.

[2] The "risk-adjusted return ratio" is a measure of the profitability of a business against the risks involved in it. It is calculated by dividing (a) the return on the business as measured by the consolidated net income (after taxes) that it is expected to generate during an accounting period by (b) the value of the maximum losses that could be incurred if all the potential risks were actually to happen during the same period ("risk-adjusted assets").

Shoji Co., Ltd. NS-Stainless Corporation, the company resulting from this integration, has brought together the selling power of the four companies and achieved greater competitive strength. Overseas, we entered into a partnership with the HOWCO Group and acquired a 50% equity stake. This company is headquartered in Scotland and is the biggest company in the field of production and sales of metal parts for equipment used in oil and gas fields. To respond to the demand of the oil and gas development market expanding as a result of the vigorous demand for energy, we aim to build a business framework to provide not only tubular products but also accessories and related services by organically combining HOWCO Group's capabilities with those of our existing tubular products business. In the United States, where demand for renewable energy sources such as wind and solar power is expected to grow, we established a wind-power generation tower manufacturing company jointly with T. Bailey Inc. Group, a steel-tank manufacturer. In addition to profits from the operations of the new company, we are expecting profits from the supply of thick steel panels and other materials to the new company.

(2) Transportation & Construction Systems Business Unit

In our ship & marine business, we continued to record good performance thanks to the active shipping of freight to emerging market countries and the accompanying strong demand for shipbuilding. In our aircraft leasing business, working with ABX Air, Inc. of the United States, we arranged Japan's first "wet lease"[3] of two cargo aircraft for All Nippon Airways Co., Ltd. This is a new, first in Japan business made possible by deregulation allowing foreign operators to offer wet leases to Japanese airlines for international air freight services, and we will continue to actively pursue opportunities in this field. In our automotive business, we acquired a major stake in Ace Auto Lease Corporation, which is strong in leasing to individuals, and turned it into a subsidiary of our company. Through this acquisition, we expanded our business base and are also aiming to strengthen Ace Auto Lease's complementary relationship with Sumitomo Mitsui Auto Service, created as a result of the October 1 merger, so as to further improve the quality of our auto leasing business, a strategic field for us. In our construction equipment business, we expanded sales in Europe, where demand has continued to show firm growth, and in Canada, where there is lively demand related to mineral resources and energy development. We also promoted the strengthening of our construction equipment sales business base in emerging market countries in Europe, notably Poland, the Baltic States, and Ukraine.

(3) Infrastructure Business Unit

In our power plant EPC[4] business, our consortium completed construction of the Tanjung Bin coal-fired thermal power plant in Malaysia, one of the largest power plant construction projects in Southeast Asia, for which we received the order in 2003. The construction period was the shortest in the world for a power plant project of this scale, and its successful completion won Sumitomo Corporation high marks for its project management know-how. In our independent power producer business, we acquired a stake in Amata Power Limited, which operates natural gas power plants in the suburbs of Bangkok, Thailand. The company has long-term power supply contracts with blue-chip customers, and it is expected to earn steady profits. Demand for electric power is on the rise in Thailand along with the country's economic development, and we will aim for further development of this business. In our environmental and energy-saving business, we actively undertook new projects. We agreed to implement a wind power generation project in China's Inner Mongolia Autonomous Region together with a subsidiary of Kyushu Electric Power Company, Incorporated, and China Datang Corporation, a major state-owned power company.

(4) Media, Network & Lifestyle Retail Business Unit

In our media business, as part of our strategic reorganization, we divided Jupiter TV Co., Ltd., into a TV programming and content provider and a TV shopping company. Jupiter Telecommunications Co., Ltd., Japan's biggest cable TV company, absorbed the programming and content provider, becoming an integrated cable TV operator which collectively handles contents from production and acquisition to distribution. Through this absorption, we created a business framework capable of supplying high-quality contents matching market demands and expanded our earnings base. Meanwhile, we carried out a stock swap by which we made the TV shopping company a wholly owned subsidiary, thereby turning its affiliate,

---

[3] A "wet lease" is a total leasing package for the supply of not just the aircraft but also the crews, maintenance services, and insurance coverage required to operate it.

[4] "EPC" is short for engineering, procurement, and construction, referring to construction contracts that extend from design and procurement all the way through installation.

Jupiter Shop Channel Co., Ltd., which is the biggest company in this field, into an indirect subsidiary. We will promote our retail business on a multi-channel basis, using TV sales in addition to our existing operations through stores, the Internet, and other channels. In our lifestyle retail business, we have expanded our portfolio of brand related businesses with measures including the acquisition of NARACAMICIE Co., Ltd., which imports and sells luxury brand ladies' apparel. We will also aim for further growth in this business area through expansion of online sales. In our network business, Sumisho Computer Systems Corporation established a business framework capable of providing integrated IT solutions and promoted various management reforms, resulting in increased profitability and solid performance.

(5) Chemical & Electronics Business Unit

In the field of basic, electronic and performance chemicals, we worked on strengthening our glass raw materials business, which is a priority area for us. In this connection, together with KCM Corporation and a local partner, we established a new company in the Australian state of Tasmania to produce high-purity silica for glass substrate used in LCD screens. In the electronics field, we expanded the territory of our electronics manufacturing services, from Asia where we had already been operating, to North America, where we launched full-fledged printed circuit board mounting operations for flat-panel televisions. In the field of life science, we entered into a contract for the supply of insecticide-treated mosquito nets in Senegal and Congo using funding from the World Bank, and will supply Olyset® Nets produced by Sumitomo Chemical Co., Ltd. We aim to spread sales of these nets in other regions, promoting them as effective tools in the fight to eradicate malaria being conducted by the World Health Organization.

(6) Mineral Resources & Energy Business Unit

We invested actively in upstream mineral resource interests, a priority field for us. In the area of nonferrous metal mine development, together with partners including Sherritt International Corporation of Canada and Korea Resources Corporation of South Korea, we reached a financing agreement with a syndicate of international lenders, including government and private-sector financial institutions, regarding a large-scale project in Madagascar which comprehensively encompasses mining, processing, and refining of nickel and decided to proceed on to exploitation. Also, we began production in the silver-zinc-lead mining project in Bolivia of the world's largest class that we have been working jointly with Apex Silver Mines Limited of the United States. In addition, expecting the importance of nuclear power generation to increase in connection with concerns over global warming and the sharp rise in the price of crude oil, we joined Canada's Strathmore Minerals Corporation in conducting a feasibility study for a new uranium mine project in the state of New Mexico, United States. Furthermore, we invested additional capital in the holding company which owns the controlling rights of Assmang Limited, a South African mining company with deposits of high-quality iron ore, manganese ore, and chrome ore. In the field of clean energy, we invested in China's Solargiga Energy Holdings Limited and entered into a strategic partnership with this company, which produces and recycles silicon materials for use in solar batteries. In our domestic liquefied petroleum gas business, we began consideration of consolidating our operations with those of Showa Shell Sekiyu K.K. We will work to improve our cost competitiveness and operational efficiency through cooperation with this company.

(7) General Products & Real Estate Business Unit

In the field of food business, we have been focusing on increasing sales of the premium Kanjuku-Oh extra sweet bananas that are one of our main products. Since April this year, we have been running an aggressive advertising and promotion campaign, including TV commercials, in addition to enhancing our comprehensive system of producer to consumer supply. In the field of materials and supplies, we invested additional capital in OAO Terneyles, Russia's biggest integrated forestry company. Since the Russian government's decision to raise export tariffs on raw timber will effectively ban exports of the same starting in 2009, Terneyles will expand its lumber processing operations, and has already started to develop the necessary production facilities. In the field of construction and real estate, we entered into a comprehensive partnership agreement with GIC Real Estate Pte Ltd, a real estate investment corporation owned by the government of Singapore, under which we will jointly invest around ¥150 billion over two years in various commercial facilities in Japan. We will use our know-how and network to find promising targets for investment and to increase their value through effective development, operation, and management, thereby earning profits on a long-term basis.

(8) Financial & Logistics Business Unit
In the financial business, we acquired Galliaplus Corporation, which supplies financing through receivables-backed loans in response to the increased demand for loans to small and midsize enterprises due to the credit crunch in financial markets. This company provides a distinctive service, holding a business model patent on it. By providing the company our own store of know-how in the area of credit risk assessment and cooperating with other organizations, such as firms specializing in the assessment of movable assets, we will provide an even higher quality of service. We also established SCM Securities Co. Ltd., a company with a securities business registration that will be necessary in Japan to conduct sales, solicitation, and investment activities regarding financial commodities under the new Financial Instruments and Exchange Law. Through this company we will further enhance our planning and sales abilities to provide financial commodities matching investors' needs. In the logistics business, we established an integrated automobile logistics company in Nanjing, China, which handles everything from auto parts to finished vehicles, including carriage within assembly plants. The company will offer high-quality services in the fast-growing Chinese auto market, drawing on the know-how we have acquired through our two specialized logistics companies, one handling auto parts and materials and the other handling finished vehicles. We also started to offer regularly scheduled land transportation services linking Vietnam and South China (the Huanan region). We will take advantage of the faster delivery than by sea and the availability of regularly scheduled services to develop demand among Japanese companies with dispersed operations in both countries.

2. Operating Results and Financial Status

• Operating Results

The consolidated total trading transactions[5] for the six-month period ended September 30, 2007 amounted to 5,695.4 billion yen representing 8.6% growth from the same period of the previous year.

Gross profit increased by 51.6 billion yen to 467.2 billion yen representing 12% growth from the same period of the previous year.

Selling, general and administrative expenses increased due to the newly consolidated subsidiaries and the expansion of business activities at subsidiaries.

As a result, operating income increased by 13.3 billion yen to 133.3 billion yen.

Equity in earnings of associated companies decreased by 8.9 billion yen to 25.1 billion yen. Although copper business in the Americas and Nusa Tenggara Mining Corporation (Batu Hijau copper & gold mine project in Indonesia) contributed, we recognized 9.6 billion yen of hedge evaluation losses[6] regarding the San Cristobal silver-zinc-lead mining project in Bolivia.

As a result, net income totaled 112.0 billion yen, an increase of 9.9 billion yen representing 9.7% growth from the same period of the previous year.

<Net income by segments>
Metal Products Business Unit posted 12.5 billion yen, a decrease of 1.2 billion yen from the same period of the previous year. In spite of the good performance overall, the net income relatively decreased due to capital gain in the same period of the previous year.

Transportation & Construction Systems Business Unit posted 17.9 billion yen, up 4.1 billion yen.

[5] Total trading transactions is presented in a manner customarily used in Japan solely for Japanese investors' purpose. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent.

[6] The hedge transactions are one of the conditions for the project finance and fix a part of products sales prices over 7 years. As the commodity prices have risen high after our entry into the project, we recognized evaluation losses of 9.6 billion yen, or 5.7 billion yen after tax, at the end of this period. As hedge accounting is not applicable to this transaction, these evaluation losses were recorded ahead of the production sales. Therefore, these hedge evaluation losses have no impact on long-term profitability of this project.

Automotive, construction equipment and ship-related businesses contributed to the increase.

Infrastructure Business Unit posted 9.6 billion yen, an increase of 3.8 billion yen, due to the strong performances in IPP[7] businesses mainly in Asia.

Media, Network & Lifestyle Retail Business Unit resulted in 7.8 billion yen, an increase of 4.4 billion yen, due to the stable performance of Jupiter Telecommunication Co., Ltd and Summit, Inc. (food supermarket in Tokyo metropolitan area) in addition to gain from exchange of shares for business restructuring of Jupiter TV.

Chemical & Electronics Business Unit resulted in 3.7 billion yen, down 0.4 billion yen, because Cantex Inc., a manufacturer and seller of polyvinyl chloride pipes in the U.S., was affected by the faltering market condition and decreased its net income in spite of the strong performance in agricultural chemicals business.

Mineral Resources & Energy Business Unit posted 14.4 billion yen, an increase of 3.4 billion yen. Strong performance in copper business in the Americas and capital gain contributed to the result.

General Products & Real Estate Business Unit posted 9.6 billion yen, up 1.7 billion yen. Strong performance in condominium sales in Tokyo metropolitan area contributed to the increase.

Financial & Logistics Business Unit resulted in 2.4 billion yen, a decrease of 2.0 billion yen due to the decreased earnings in commodity trading business.

Domestic Regional Business Units and Offices posted 4.1 billion yen, up 1.3 billion yen. This was mainly due to the good performance in the metal products trading.

Overseas Subsidiaries and Branches posted 22.7 billion yen, a decrease of 0.9 billion yen due to the decreased earnings in business of tubular products in North America.

• **Financial Status**

<Total assets, liabilities, and shareholders' equity >
Total assets increased by 234.5 billion yen to 8,664.9 billion yen from March 31, 2007. This was a result of increase in unrealized gains on marketable securities in addition to the new consolidation of subsidiaries.

Interest-bearing liabilities (gross) were 3,485.8 billion yen, up 130.3 billion yen. Interest-bearing liabilities (net) were 3,013.5 billion yen, an increase of 100.3 billion yen.

Shareholders' equity amounted to 1,630.7 billion yen, improved by 157.6 billion yen, due to the increases in retained earnings. Shareholders' equity ratio was 18.8%, up 1.3 points from the end of previous year.

<Cash flows>
In the six-month period ended September 30, 2007, net cash provided by operating activities was 175.9 billion yen as a result of strong business performances in each segment.
Net cash used in investing activities was 156.2 billion yen, mainly due to the enhancement of core businesses including the expansion of leasing business. Accordingly, free cash flow, calculated as net cash provided by operating activities plus net cash used in investing activities, was 19.7 billion yen inflow. Net cash provided by financing activities was 4.3 billion yen.

As a result, cash and cash equivalents as of September 30, 2007 increased by 29.2 billion yen to 466.0 billion yen form March 31, 2007.

---

[7] "IPP" is short for "Independent Power Producer."

• Interim Dividend

Our basic policy is to meet shareholders' expectations by ensuring long-term stable dividends. In addition to this basic policy, we have set the dividend payout ratio at around 20%, reflecting consolidated financial results.

Based on our consolidated net income target of 235.0 billion yen for fiscal year 2007, the interim dividend resolved by the Board of Directors held on October 29, 2007 is 18 yen per share, half the amount of the planned annual dividend of 37 yen. (The interim dividend and annual dividend for fiscal year 2006 was 15 yen and 33 yen, respectively.)

3. Future Economic Prospects and Management Challenges

• Economic Prospects

The steady growth of the global economy is expected to continue, led by China and other emerging market countries, but concern over the worldwide credit crunch due to the US subprime lending crisis may cause the momentum of expansion to weaken. In addition, a number of potential risks remain, including further deceleration of the United States economy, higher crude oil prices and weakening of the dollar and other destabilization of the international financial market.
In Japan, while the emergence of any of the foregoing risks could have a negative impact, the outlook is for the gradual expansion to continue in the near future, given expectations of firm domestic demand, notably consumer spending and capital investment, and of growth in export, particularly to China and other East Asian markets.

• Management Challenges

The focus of the GG Plan is to strengthen the accomplishments of the reform process since fiscal year 1999 and to head toward a new stage of development. Aiming for sustained growth, we will pursue both the improvement of quality and the expansion of our earnings base in a balanced manner, and we will strive to build an earnings base that will stably realize a risk-adjusted return of 15% or more over the long term. We consider the steady accomplishment of the objectives we have declared in the GG Plan through the leveraging of the integrated corporate strength of the entire Sumitomo Corporation Group to be our most important challenge.

The social and economic environment surrounding us is expected to continue to change rapidly. We will take these changes as chances and achieve sustained growth and development by leveraging our integrated corporate strength to the maximum extent, thereby making greater contributions to society. We will continue to work vigorously to achieve prosperity for and realize the dreams of our shareholders and all other stakeholders.

We sincerely request the ongoing understanding and support of all our shareholders.

4. General Condition of Consolidated Operating Results

[Prepared on the basis of accounting principles generally accepted in the United States of America]

• **Summary of Consolidated Financial Statements and Trend of Financial Status**

	The first half of the 137th year (4/04-9/04)	The first half of the 138th year (4/05-9/05)	The first half of the 139th year (4/06-9/06)	The first half of the 140th year (4/07-9/07)	The 139th year (4/06-3/07)
Gross profit (billions of yen)	271.5	325.6	415.6	467.2	857.7
Net income (billions of yen)	43.5	88.1	102.1	112.0	211.0
Net income per share (yen)	38.39	72.40	82.01	90.86	169.93
Total assets (billions of yen)	5,308.2	5,792.4	6,999.6	8,664.9	8,430.5
Total shareholders' equity (billions of yen)	866.1	1,154.3	1,363.6	1,630.7	1,473.1
Shareholders' equity per share (yen)	719.48	927.61	1,095.83	1,304.59	1,192.35
Shareholders' equity ratio (%)	16.3	19.9	19.5	18.8	17.5
Interest-bearing liabilities (net) (billions of yen)	2,327.3	2,355.3	2,665.5	3,013.5	2,913.3
Debt-equity ratio (net) (times)	2.7	2.0	2.0	1.8	2.0
Total trading transactions (billions of yen)	4,786.4	4,921.8	5,246.6	5,695.4	10,528.3

Notes: 1. Interest-bearing liabilities (net) excludes cash and cash equivalents and time deposits from interest-bearing liabilities.

2. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent.
Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

3. Amounts in billions of yen are rounded to the nearest tenth.



Gross profit
(billions of yen)
500
400
300
200
100
0
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)
The first half of the 140th year (4/07-9/07)



Net income
(billions of yen)
125
100
75
50
25
0
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)
The first half of the 140th year (4/07-9/07)



Total shareholders' equity & Shareholders' equity ratio
(billions of yen)
(%)
1,800
1,500
1,200
900
600
300
0
30
25
20
15
10
5
0
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)
The first half of the 140th year (4/07-9/07)
Total shareholders' equity
Shareholders' equity ratio



Interest-bearing liabilities (net) & Debt-equity ratio (net)
(billions of yen)
(times)
3,600
3,000
2,400
1,800
1,200
600
0
6
5
4
3
2
1
0
The first half of the 137th year (4/04-9/04)
The first half of the 138th year (4/05-9/05)
The first half of the 139th year (4/06-9/06)
The first half of the 140th year (4/07-9/07)
Interest-bearing liabilities (net)
Debt-equity ratio (net)

·Segment Information (Condensed)

For the six-month periods ended September 30, 2007 and 2006
(Unaudited)

Operating segments:

2007:

Segment	Millions of Yen Gross profit	Net income	As of September 30 Segment assets	Total trading transactions
Metal Products	¥ 39,675	¥ 12,494	¥ 811,900	¥ 961,296
Transportation & Construction Systems	76,248	17,907	1,279,311	857,577
Infrastructure	21,480	9,610	469,607	180,510
Media , Network & Lifestyle Retail	75,783	7,760	669,642	272,206
Chemical & Electronics	24,400	3,714	390,905	560,770
Mineral Resources & Energy	21,870	14,352	757,099	1,311,972
General Products & Real Estate	63,930	9,628	745,768	442,968
Financial & Logistics	14,914	2,355	413,525	52,615
Domestic Regional Business Units and Offices	21,373	4,113	489,154	544,154
Overseas Subsidiaries and Branches	105,015	22,735	1,072,037	1,099,747
Segment Total	464,688	104,668	7,098,948	6,283,815
Corporate and Eliminations	2,517	7,296	1,565,989	(588,460)
Consolidated	¥ 467,205	¥ 111,964	¥ 8,664,937	¥ 5,695,355

2006:

Segment	Millions of Yen Gross profit	Net income	As of March 31 Segment assets	Total trading transactions
Metal Products	¥ 37,667	¥ 13,717	¥ 799,211	¥ 829,857
Transportation & Construction Systems	70,338	13,825	1,140,692	888,544
Infrastructure	13,816	5,821	472,603	142,075
Media , Network & Lifestyle Retail	58,159	3,316	513,927	221,813
Chemical & Electronics	24,945	4,159	390,521	515,827
Mineral Resources & Energy	23,502	10,906	726,421	1,028,186
General Products & Real Estate	57,425	7,943	741,721	420,634
Financial & Logistics	16,259	4,397	430,059	109,194
Domestic Regional Business Units and Offices	19,727	2,811	508,777	523,297
Overseas Subsidiaries and Branches	111,415	23,594	1,035,653	1,052,811
Segment Total	433,253	90,489	6,759,585	5,732,238
Corporate and Eliminations	(17,624)	11,563	1,670,892	(485,627)
Consolidated	¥ 415,629	¥ 102,052	¥ 8,430,477	¥ 5,246,611

Notes:

1. Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

2. We have reorganized our 9 Business Units to 8 on April 1, 2007. Accordingly, we have changed the operating segments from this fiscal year and the operating segment information of the same period of the previous year has also been reclassified.

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries

As of September 30, 2007 (Unaudited) and March 31, 2007

	Millions of Yen	
	September 30, 2007	March 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	¥ 466,016	¥ 436,814
Time deposits	6,285	5,514
Marketable securities	17,376	17,304
Receivables-trade		
Notes and loans	299,849	292,630
Accounts	1,742,326	1,722,118
Associated companies	95,417	100,014
Allowance for doubtful receivables	(14,314)	(13,594)
Inventories	757,443	757,473
Deferred income taxes	41,361	39,314
Advance payments to suppliers	66,644	55,617
Assets held for sale	1,458,632	1,516,385
Other current assets	197,842	228,161
Total current assets	5,134,877	5,157,750
Investments and long-term receivables:		
Investments in and advances to associated companies	609,140	559,537
Other investments	862,932	833,825
Long-term receivables	715,598	706,107
Allowance for doubtful receivables	(30,589)	(28,454)
Total investments and long-term receivables	2,157,081	2,071,015
Property and equipment, at cost less accumulated depreciation	938,207	864,691
Goodwill and other intangible assets	343,241	255,526
Prepaid expenses, non-current	48,730	47,428
Deferred income taxes, non-current	14,460	11,632
Other assets	28,341	22,435
Total	¥ 8,664,937	¥ 8,430,477

Consolidated Balance Sheets [Prepared on the basis of U.S. GAAP]

Sumitomo Corporation and Subsidiaries

As of September 30, 2007 (Unaudited) and March 31, 2007

	Millions of Yen	
	September 30, 2007	March 31, 2007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	¥ 540,251	¥ 461,931
Current maturities of long-term debt	384,692	416,491
Payables-trade		
Notes and acceptances	108,598	107,865
Accounts	1,102,977	1,103,839
Associated companies	26,875	38,654
Income taxes	23,638	54,919
Accrued expenses	103,018	103,755
Advances from customers	88,763	79,152
Liabilities associated with assets held for sale	1,265,705	1,329,288
Other current liabilities	129,866	151,509
Total current liabilities	3,774,383	3,847,403
Long-term debt, less current maturities	2,868,699	2,764,352
Accrued pension and retirement benefits	10,116	9,835
Deferred income taxes, non-current	269,071	239,507
Minority interests	111,976	96,252
Shareholders' equity:		
Common stock	219,279	219,279
Additional paid-in capital	290,870	279,711
Retained earnings		
Appropriated for legal reserve	17,696	17,696
Unappropriated	844,747	755,159
Accumulated other comprehensive income (loss)		
Net unrealized holding gains on securities available-for-sale	282,263	262,292
Foreign currency translation adjustments	14,464	(4,197)
Net unrealized losses on derivatives	(4,064)	(5,369)
Pension liability adjustments	(33,285)	(30,436)
Treasury stock, at cost	(1,278)	(21,007)
Total shareholders' equity	1,630,692	1,473,128
Total	¥ 8,664,937	¥ 8,430,477

Consolidated Statements of Income [Prepared on the basis of U.S. GAAP]

For the six-month periods ended September 30, 2007 and 2006
(Unaudited)

	Millions of Yen	
	September 30, 2007	September 30, 2006
Revenues:		
Sales of tangible products	¥ 1,330,111	¥ 1,256,220
Sales of services and others	313,813	279,101
Total revenues	1,643,924	1,535,321
Cost:		
Cost of tangible products sold	(1,093,439)	(1,042,609)
Cost of services and others	(83,280)	(77,083)
Total cost	(1,176,719)	(1,119,692)
Gross profit	467,205	415,629
Other income (expenses) :		
Selling, general and administrative expenses	(329,185)	(294,687)
Settlements on copper trading litigation	-	9,612
Provision for doubtful receivables	(4,767)	(1,029)
Impairment losses on long-lived assets	(493)	(314)
Gain on sale of property and equipment, net	427	1,345
Interest income	14,218	16,027
Interest expense	(35,818)	(32,280)
Dividends	8,304	7,688
Other than temporary impairment losses on securities	(10,179)	(518)
Gain on sale of marketable securities and other investments, net	33,620	4,698
Gain on issuances of stock by subsidiaries and associated companies	65	-
Equity in earnings of associated companies, net	25,068	33,968
Other, net	431	(95)
Total other income (expenses)	(298,309)	(255,585)
Income before income taxes and minority interests in earnings of subsidiaries	168,896	160,044
Income taxes	(53,312)	(55,406)
Income before minority interests in earnings of subsidiaries	115,584	104,638
Minority interests in earnings of subsidiaries, net	(3,620)	(2,586)
Net income	¥ 111,964	¥ 102,052
Total trading transactions	¥ 5,695,355	¥ 5,246,611

Note:
Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Company and its consolidated subsidiaries act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

[Prepared on the basis of U.S.GAAP]

Sumitomo Corporation and Subsidiaries

For the six-month periods ended September 30, 2007 (Unaudited) and the year ended March 31, 2007

	Millions of Yen			
	September 30, 2007		March 31, 2007	
Common stock:				
Balance, beginning of period	¥	219,279	¥	219,279
Balance, end of period	¥	219,279	¥	219,279
Additional paid-in capital:				
Balance, beginning of period	¥	279,711	¥	279,470
Increase due to stock exchange agreement		11,190		-
Other, net		(31)		241
Balance, end of period	¥	290,870	¥	279,711
Retained earnings appropriated for legal reserve:				
Balance, beginning of period	¥	17,696	¥	17,696
Balance, end of period	¥	17,696	¥	17,696
Unappropriated retained earnings:				
Balance, beginning of period	¥	755,159	¥	579,217
Net income		111,964		211,004
Cash dividends		(22,376)		(36,188)
Effect of the change in the reporting period of subsidiaries and associated companies and others		-		1,126
Balance, end of period	¥	844,747	¥	755,159
Accumulated other comprehensive income (loss), net of tax:				
Balance, beginning of period	¥	222,290	¥	213,767
Other comprehensive income, net of tax		37,088		42,329
Adjustment to initially apply SFAS No.158		-		(30,436)
Effect of the change in the reporting period of subsidiaries and associated companies		-		(3,370)
Balance, end of period	¥	259,378	¥	222,290
Treasury stock, common stock:				
Balance, beginning of period	¥	(21,007)	¥	(5,454)
Increase due to Sumisho Lease becoming a subsidiary		-		(15,468)
Purchase of treasury stock for stock exchange agreement		(72,245)		-
Decrease due to stock exchange agreement		91,680		-
Other, net		294		(85)
Balance, end of period	¥	(1,278)	¥	(21,007)
Disclosure of comprehensive income (loss):				
Net income for the period	¥	111,964	¥	211,004
Net unrealized holding gains (losses) on securities available-for-sale	¥	19,971	¥	11,925
Foreign currency translation adjustments		18,661		25,688
Net unrealized gains (losses) on derivatives		1,305		4,716
Pension liability adjustments		(2,849)		-
Other comprehensive income, net of tax	¥	37,088	¥	42,329
Comprehensive income for the period	¥	149,052	¥	253,333

Condensed Consolidated Statements of Cash Flows

[Prepared on the basis of U.S. GAAP]
Sumitomo Corporation and Subsidiaries
For the six-month periods ended September 30, 2007 and 2006
(Unaudited)

	Millions of Yen	
	September 30, 2007	September 30, 2006
Operating activities:		
Net income	¥ 111,964	¥ 102,052
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	62,272	55,033
Provision for doubtful receivables	4,767	1,029
Impairment losses on long-lived assets	493	314
Gain on sale of property and equipment, net	(427)	(1,345)
Other than temporary impairment losses on securities	10,179	518
Gain on sale of marketable securities and other investments, net	(33,620)	(4,698)
Gain on issuances of stock by subsidiaries and associated companies	(65)	–
Equity in earnings of associated companies, less dividends received	(6,402)	(21,531)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:		
Decrease (increase) in receivables	15,146	(36,973)
Increase in inventories	(7,735)	(28,396)
(Decrease) increase in payables	(11,205)	60,808
Other, net	30,560	20,122
Net cash provided by operating activities	175,927	146,933
Investing activities:		
Changes in:		
Property, equipment and other assets	(304,022)	(73,069)
Marketable securities and investments	14,955	(50,836)
Loans and other receivables	132,780	(14,807)
Time deposits	70	26
Net cash used in investing activities	(156,217)	(138,686)
Financing activities:		
Changes in:		
Short-term debt	53,612	8,873
Long-term debt	43,324	213,313
Cash dividends paid	(22,376)	(17,470)
Acquisition of treasury stock, net	(70,843)	(97)
Other, net	627	536
Net cash provided by financing activities	4,344	205,155
Effect of exchange rate changes on cash and cash equivalents	2,817	1,237
Effect of the change in the reporting period of subsidiaries and associated companies	–	3,815
Net increase in cash and cash equivalents included in assets held for sale	2,331	–
Net increase in cash and cash equivalents	29,202	218,454
Cash and cash equivalents, beginning of period	436,814	522,000
Cash and cash equivalents, end of period	¥ 466,016	¥ 740,454

Note: Consolidated results' amounts in millions of yen are rounded to the nearest million.

General Condition of the Company (as of September 30, 2007)

- **Date of Incorporation** December 1919
- **Amount of Capital** ¥219,278,931,183

1. Principal Lines of Business

Through its worldwide network, the Sumitomo Corporation Group engages in diverse business activities in a wide variety of fields, such as metal products, transportation and construction systems, infrastructure, media, network and lifestyle retail, chemical and electronics, mineral resources and energy, general products and real estate, and finance and logistics. These activities include engaging in domestic and overseas transactions, import and export of various goods and commodities, providing wide range of services and investing in businesses.

2. Status of the Stock

- **Number of Shares Authorized for Issuance** 2,000,000,000 shares
- **Number of Issued Shares** 1,250,602,867 shares
- **Number of Shareholders** 81,024 persons

3. Status of Employees

- **Number of Employees** 4,835 persons

  Note: In addition to the above, the Company employs 552 persons overseas.

- **Number of Employees (Consolidated basis)** 64,077 persons

4. Status of Operating Locations, etc.

- **Domestic**

The Company's Head Office	Chuo-ku, Tokyo	
The Company's Regional Business Units	3 units	Chubu (Nagoya), Kansai (Osaka), Kyushu Okinawa (Fukuoka)
The Company's Regional Main Offices	3 offices	Hokkaido (Sapporo), Tohoku (Sendai), Chugoku (*Hiroshima*)
The Company's Branch Offices	8 offices	Ibaraki (Kashima), Shizuoka, Hamamatsu, Kyoto, Shikoku (Takamatsu), Niihama, Nagasaki, Okinawa (Naha)

Note: In addition to the above, there are 2 sub-branch offices of the Company.

The Company's Domestic Incorporated Subsidiaries	3 subsidiaries	Sumitomo Corporation Hokkaido Co., Ltd., Sumitomo Corporation Tohoku Co., Ltd., Sumitomo Corporation Kyushu Co., Ltd.

Note: There are 10 head, branch or other offices of these 3 domestic incorporated subsidiaries of the Company.

- **Overseas**

The Company's Branch Offices	3 offices	Manila, Kuala Lumpur, Johannesburg

Note: In addition to the above, there are 46 overseas representative offices of the Company.

The Company's Overseas Locally Incorporated Subsidiaries:		
Asia	16 subsidiaries	Sumitomo Corporation (China) Holding Ltd., Sumitomo Corporation (Shanghai) Limited, Sumitomo Corporation (Singapore) Pte. Ltd., etc.
Europe / CIS	9 subsidiaries	Sumitomo Corporation Europe Holding Limited (UK), Sumitomo Corporation Europe Limited (UK), Sumitomo Deutschland GmbH, etc.
North America	2 subsidiaries	Sumitomo Corporation of America, Sumitomo Canada Limited
Central and South America	9 subsidiaries	Sumitomo Corporation do Brasil S.A., Sumitomo Corporation de Mexico S.A. de C.V., Sumitomo Corporation (Chile) Limitada, etc.
Middle East and Africa	3 subsidiaries	Sumitomo Corporation Dis Ticaret A.S., Sumitomo Corporation Iran, Ltd., Sumitomo Corporation M.E., FZ-LLC (UAE)
Oceania	1 subsidiary	Sumitomo Australia Pty Ltd
Total	40 subsidiaries	

Notes: 1. There are 72 head, branch or other offices of these 40 overseas locally-incorporated subsidiaries of the Company.

2. On October 1, 2007, Sumitomo Corporation Vietnam LLC was established as the Company's locally incorporated subsidiary.

5. Status of Consolidated Subsidiaries and Other Associated Companies

- **Number of Consolidated Subsidiaries** 659
- **Number of Associated Companies** 245
- **Major Consolidated Subsidiaries and Associated Companies, etc.**

Segment	Company Name		Major Lines of Business
Metal Products	Asian Steel Company Ltd.	(C)	Steel service center in Southeast Asia
	Sumisho Metalex Corporation	(C)	Sale of non-ferrous metal products
Transportation & Construction	Sumisho Auto Leasing Corporation	(C)	Leasing of automobiles and automobile-related goods
	PT. Oto Multiartha	(C)	Automobile leasing and financing operations in Indonesia
Infrastructure	Perennial Power Holdings, Inc.	(C)	Development, ownership and management of power plants in the U.S.
Media, Network & Lifestyle Retail	Sumisho Computer Systems Corporation	(C)	System integration, sales of software and hardware and information processing services
	Jupiter Telecommunications Co., Ltd.	(-)	Integrated cable TV operation and management of TV programming and content providing business for multi-channel broadcasting
Chemical & Electronics	Cantex Inc.	(C)	Manufacture and sales of polyvinyl chloride pipes in the U.S.
Mineral Resources & Energy	Sumisho Coal Australia Pty Ltd.	(C)	Investment in coal mines in Australia
	LNG Japan Corporation	(A)	Natural gas exploration, development, production, liquefaction, transport, sales and other related businesses
General Products & Real Estate	Shinko Sugar Co., Ltd.	(C)	Manufacture and sales of refined, crystallized and liquid sugar
	TBC Corporation	(C)	Distribution and retailing of tires in the U.S.
Financial & Logistics	Bluewell Corporation	(C)	Life and non-life insurance agency business
Overseas Subsidiaries and Branches	Sumitomo Corporation of America	(C)	Export, import and wholesale
	Sumitomo Corporation Europe Holding Limited	(C)	Holding company of European subsidiaries
Corporate	Sumisho Lease Co., Ltd.	(C)	Leasing Business

Notes: 1. (C) and (A) stand for "consolidated subsidiaries" and "associated companies," respectively. Jupiter Telecommunications Co., Ltd. is a subsidiary of LGI/Sumisho Super Media, LLC which is an associated company of Sumitomo Corporation.

2. On October 1, 2007, Sumisho Auto Leasing Corporation merged with SMBC Auto Leasing Company and changed its company name to Sumitomo Mitsui Auto Service Company, Limited.

3. On October 1, 2007, Sumisho Lease Co., Ltd. merged with SMBC Leasing Company Limited and became an associated company from a consolidated subsidiary and concurrently changed its company name to Sumitomo Mitsui Finance and Leasing Company

6. Directors and Corporate Auditors

Name/Title		Name/Title	
Motoyuki Oka	Chairman of the Board of Directors	Susumu Kato	President and CEO
Kenzo Okubo	Director	Noriaki Shimazaki	Director
Nobuhide Nakaido	Director	Iwao Okamoto	Director
Makoto Shibahara	Director	Kazuo Ohmori	Director
Shingo Yoshii	Director	Takahiro Moriyama	Director
Takashi Kano	Director	Yoshiyuki Matsuoka	Director
Shigemi Hiranuma	Standing Corporate Auditor (Full-Time)	Tetsuro Fukumoto	Corporate Auditor (Full-Time)
Itsuo Sonobe	Corporate Auditor*	Koji Tajika	Corporate Auditor*
Akio Harada	Corporate Auditor*		

Notes: 1. All Directors are Representative Directors.
2. Outside Corporate Auditors are indicated by an asterisk (*).

END

7. Executive Officers

Name/Title		Name/Title	
Susumu Kato	President and CEO*	Kenzo Okubo	Executive Vice President*
Noriaki Shimazaki	Executive Vice President*	Nobuhide Nakaido	Executive Vice President*
Michio Ogimura	Senior Managing Executive Officer	Michihisa Shinagawa	Senior Managing Executive Officer
Iwao Okamoto	Senior Managing Executive Officer*	Makoto Shibahara	Senior Managing Executive Officer*
Shuichi Mori	Senior Managing Executive Officer	Kazuo Ohmori	Senior Managing Executive Officer*
Yoshi Morimoto	Managing Executive Officer	Shingo Yoshii	Managing Executive Officer*
Kentaro Ishimoto	Managing Executive Officer	Shunichi Arai	Managing Executive Officer
Nobuo Kitagawa	Managing Executive Officer	Yoshihiko Shimazu	Managing Executive Officer
Kenji Kajiwara	Managing Executive Officer	Makoto Sato	Managing Executive Officer
Toyosaku Hamada	Managing Executive Officer	Takahiro Moriyama	Managing Executive Officer*
Ichiro Miura	Managing Executive Officer	Takashi Kano	Managing Executive Officer*
Kuniharu Nakamura	Managing Executive Officer	Shinichi Sasaki	Executive Officer
Takuro Kawahara	Executive Officer	Yoshio Osawa	Executive Officer
Yoshiyuki Matsuoka	Executive Officer*	Mitsuhiko Yamada	Executive Officer
Kazuhisa Togashi	Executive Officer	Kazuhiro Takeuchi	Executive Officer
Shunichi Ishida	Executive Officer	Takafumi Sone	Executive Officer
Makoto Nakamura	Executive Officer	Naoki Hidaka	Executive Officer
Shigeru Ohashi	Executive Officer	Yasuo Kumagai	Executive Officer
Masayuki Doi	Executive Officer	Toru Furihata	Executive Officer

Note: Directors (Representative Directors) are indicated by an asterisk (*).

8. Accounting Auditor

KPMG AZSA & Co.

* * *

END